STREETEX CORP.

Handelstr. 1,

Linkenheim-Hochstetten, Germany 76351

Tel.: (725) 210-5515

Email: streetexcorp@yahoo.com

February 8, 2021

Mr. Scott Anderegg

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Streetex Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 23, 2020

File No. 333-249576

Dear Mr. Anderegg,

Streetex Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated January 12, 2021 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on December 23, 2020.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 1 to Form S-1 filed December 23, 2020

Prospectus Summary, page 6

1. We note your response to our prior comment 1. We continue to believe, based on your minimal operations and minimal assets, that you are a shell company. We note in this regard that you do not identify any concrete activities of the company beyond preparatory activities, and that it appears from your response that there has been no concrete progress in the implementation of your business plan since your original filing. Please revise to identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company ́s shares. Refer to Exchange Act Rule 12b-2. Discuss the resale limitations of Rule 144(i) in the filing.

Response: We have amended our disclosure in accordance with the comments of the commission.

Plan of Distribution, page 27

2. We note your revised disclosure in response to our prior comment 6 that "Mr. Dubs, our sole officer and director, will sell the shares within the European Union (EU) countries (Germany, Austria, Czech Republic, France, Poland and others)." Please revise your disclosure to address applicable regulatory requirements under EU law related to your sale of securities registered in the United States to investors resident in EU countries.

Response: We have revised to address that there are not any applicable regulatory requirements under EU law related to our sale of securities registered in the United States to investors resident in EU countries.

Please direct any further comments or questions you may have to the company at streetexcorp@yahoo.com

Thank you.

Sincerely,

/S/ Stefan Dubs

Stefan Dubs, President